December 10, 2008


BY ELECTRONIC SUBMISSION


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-3628

Attention: Tamara Tangen
           Staff Accountant

RE:        PAR Technology Corporation
           Form 10-K For Fiscal Year Ended December 31, 2007 Filed March 17, 2008 Form 10-Q for Fiscal Quarter Ended September 30, 2008 Filed November 10, 2008 File No. 001-09720


Ladies and Gentlemen:

PAR Technology Corporation, a Delaware corporation ("PAR" or the "Company"), is transmitting for filing with the Securities and Exchange Commission (the "Commission"), this letter reflecting PAR's responses to the written comments communicated by Mr. Stephen G. Krikorian, Accounting Branch Chief, to John W. Sammon, Jr., Chairman and President of PAR, by letter dated November 12, 2008. The responses set forth below have been organized in the same manner in which the comments were presented in Mr. Krikorian's letter.

Comments and Responses

Form 10-K For Fiscal Year Ended December 31, 2007


                             Maintenance and Service
Comment:

     1. We note that you have service centers in Europe, South Africa, the Middle East, Australia, and Asia. Please advise us of all the countries in the Middle East in which you operate and do business.

Response: The Company supplementally informs the staff that its Middle Eastern operations consist of sales offices and service centers in Jordan and Dubai. The Company sells its restaurant products in this region primarily to KFC and McDonald's. The primary countries in which the Company does business are Kuwait, Saudi Arabia, Jordan and Bahrain. Other countries in which the Company sells its products are Cyprus, Lebanon, Oman, Pakistan, Qatar, and United Arab Emirates. The aggregate sales to the Middle East in fiscal year 2007 were $1.7 million, with sales in any individual country not exceeding $400,000.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comment:

     2. Confirm that you do not have any off-balance sheet arrangements as defined under Item 303 (A) (4) (ii) of Regulation S-K. Tell us your consideration of disclosing that you do not have any such obligations or transactions as defined by this Item, if true.


Response: The Company does not have any off-balance sheet arrangements as defined under Item 303 (A) (4) (ii) of Regulation S-K. It will disclose this in its Annual Report on Form 10-K for the year ended December 31, 2008.

Comment:

     3. Tell us how your disclosures comply with the requirement to provide tabular disclosure of contractual obligations. Refer to Item 303 (A)
          (5) of Regulation S-K.

Response: The Company supplementally informs the Staff that the relevant information required in tabular disclosure pursuant to Item 303 (A) (5) of Regulation S-K include the Company's long term debt and operating lease obligations. Such obligations are disclosed within the Liquidity section of Management's Discussion and Analysis within the Company's Form 10-K. The Company concluded that the information disclosed within this section is consistent with the information that would be disclosed in the tabular format. The Company will include the tabular presentation of contractual obligations pursuant to Item 303
(A) (5) within future filings.


                             Controls and Procedures

Comment:

     4. We note your disclosure that your chief executive officer and chief financial officer, "concluded that the Company's disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and are operating in an effective manner." Please tell us whether the assessment of your disclosure control and procedures was based on the full definition contained in Rule 13a-15(e). That is, tell us, and confirm that you will disclose in future filings, whether your officers also assessed the effectiveness of your disclosure controls and procedures in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is also accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Response: PAR supplementally confirms that its Chief Executive Officer's and Chief Financial Officer's assessment of disclosure controls and procedures as of December 31, 2007 was based on the full definition contained in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended. PAR confirms as of December 31, 2007 that, and PAR confirms that in future filings it will disclose that, PAR's officers also assessed the effectiveness of PAR's disclosure controls and procedures in ensuring that information required to be disclosed in the reports that PAR files or submits under the Securities Exchange Act of 1934, as amended, is also accumulated and communicated to PAR's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.


                      Consolidated Statements of Cash Flows

Comment:

     5. Tell us why you have classified changes in other long-term liabilities as changes in operating activities instead of financing activities. See paragraphs 18-20 of SFAS 95.

Response: The Company supplementally informs the staff that its changes in other long term obligations relate to its long term deferred compensation plan as disclosed within footnote number 9 of the Company's consolidated financial statements included within its Form 10-K. The changes in such obligations do not satisfy the definition of a financing activity as defined in paragraphs 18 through 20 of SFAS number 95. As such, amounts were classified as operating activities within the consolidated statement of cash flows included within the Form 10-K.

               Note 1- Summary of Significant Accounting Policies

                         Identifiable intangible assets

Comment:

     6. Tell us whether the software costs classified as identifiable intangible assets represent software licensed or sold to customers, or used in providing revenue-generating services. If so, tell us what consideration was given to classifying the amortization of such software within costs of sales.

Response: The Company supplementary informs the staff that software costs classified as identifiable intangible assets represent software licensed or sold to customers. Included in this category is software capitalized under SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed. Amortization of these costs is included in cost of sales. Amortization of software acquired in connection with certain acquisitions is
included  in  operating   expenses  with  the  amortization  of  other  acquired
identifiable intangible assets under the caption amortization of identifiable intangible assets. The impact of this classification on consolidated product margins is approximately 1%.

                          Note 2- Business Acquisitions

Comment:

     7. Your disclosures indicate that you engaged a third-party valuation specialist to provide a valuation for the identifiable intangible acquired in connection with the SIVA, PixelPoint and C(3)I acquisitions. Please describe the nature and extent of the specialist involvement in your determination of the fair value ascribed to the identifiable intangible assets acquired.

Response: The Company supplementally informs the Staff that the third-party valuation specialist utilized by the Company in support of the valuation of identifiable intangible assets acquired in connection with its acquisitions prepared its valuations primarily using the income approach, but also utilized the market approach as a component of its valuation. The income approach derives a value based on either determining the present value of a projected level of income stream, including a terminal value, or by the capitalization of a normalized measure of income. The discounted future economic income method involves the present value of a series of estimated future benefits at the valuation date by the application of a discount rate, one which a prudent investor would require before making an investment in the equity of the company. The capitalized future economic income method converts a single representative benefit level to a value indication by dividing the single period benefit by a capitalization rate that reflects the risk and growth factors associated with a similar investment.

The market approach is a general way of determining a value indication of a business, business ownership interest, security or intangible asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities or intangible assets that have been sold. There are two methodologies to consider under the market approach: the guideline publicly traded company method and the control transaction method.

The guideline publicly traded company method of appraisal is based on the premise that pricing multiples of publicly traded companies can be used as a tool to be applied in valuing closely held companies. The mechanics of the method require the use of the stock price in conjunction with other factors to create a pricing multiple that can be used, with certain adjustments, to apply against the subject's similar factor to determine an estimate of value for the subject company.

The control transaction method is based on the same premise as the guideline publicly traded company method. The appraiser relates the price at which the merger or acquisition transaction took place to other factors in order to create a pricing multiple that can be used to apply against the subject's similar factor to determine an estimate of value for the subject company. The calculations and fair value determinations of the specialists were reviewed by the Company's management to determine if the fair values being ascribed to the identifiable intangible assets acquired were reasonable.

                                    Exhibits

Comment:

     8. We note that you have placed your exhibits, including the certifications required by Rules 13a-14(a) and 15d-14(a), within the body of your periodic reports. Please confirm that in future filings you will file these exhibits, including your certifications, as separate documents within your electronic submission, using the data fields values set forth in Section E.4.3 of the Edgar Filer Manual.


Response:   The  Company   confirms  that  it  will  file  these   exhibits  and
certifications as separate documents in all future electronic filings.



           Form 10-Q for the Quarterly Period Ended September 30, 2008


Management's Discussion and Analysis of Financial Condition and Results of Operations

Comment:

     9. We note your discussion of your concerns regarding the current economic landscape on your markets. We also note a decline in your stock price, particularly in the period following the end of the third quarter, such that your net book value appears to exceed your market capitalization. Tell us whether the decrease in your stock price represents a triggering event pursuant to paragraphs 26 and 28 of SFAS
          142. Further, describe your methodology for determining fair value for each of your reporting units and describe the factors or assumptions utilized that, if changed, could significantly impact your valuations. Also, tell us what consideration you gave to disclosing your methodology and assumptions utilized to determine the fair value of each reporting unit within your critical accounting policies disclosures.

Response: The Company supplementally informs the Staff that as part of its financial reporting process, the Company considered whether the decline in the Company's stock price represented a triggering event pursuant to paragraphs 26 and 28 of SFAS 142, Goodwill and Other Intangible Assets. Specifically, the Company considered the change in business climate, as noted in example (a) of paragraph 28, and concluded that although in general the economy was experiencing a downturn, the markets in which the Company does business did not appear to be experiencing a downturn commensurate with the overall economy, further noting that the Company's operating results have improved throughout the year. This conclusion was derived through the Company's consideration of the actual operating performance of its major customers, as well as the business outlook that such customers were providing to their investors. In addition, the Company considered the overall order volume received during the first 6 weeks of the 4th quarter, noting it was in excess of order volume over the same period of the previous fiscal quarter. Lastly, through the date of the filing of the Form 10-Q for the quarter ended September 30, 2008, the Company was in significant negotiations with a major customer relative to a potential hardware upgrade to a large number of its restaurants. After considering the aforementioned factors, the Company concluded that the decline in the stock price should not be considered a triggering event. However, given the state of the economy, the Company determined it was appropriate to provide commentary relative to the potential impact the economic downturn could have on its business. This commentary was included within the Management's Discussion and Analysis section of the Company's Quarterly Report on Form 10-Q.

The Company supplementally informs the staff that its methodology for determining the fair value of each of its reporting units considers both an income approach, namely a discounted cash flow method, and a market approach, namely, the public company method. The discounted cash flow method valuation could be most significantly impacted by changes in the operating projections as well as a change in the discount or long term growth rate. The valuation derived by the public company method could be significantly impacted by a change in the market capitalization of comparable companies utilized within the analysis.

The Company disclosed the potential impact of changes to these assumptions within Item 1A: Risk Factors, included within the Company's Form 10-K filed for the fiscal year ended December 31, 2007. As of the quarter ended September 30, 2008, the Company did not feel that the risks regarding changes to assumptions previously disclosed within the Form 10-K significantly differed at September 30, 2008 so as to warrant an update to the aforementioned risk factor disclosures within Item 1A of Form 10-K.



PAR hereby acknowledges as follows:

     1. PAR is responsible for the adequacy and accuracy of the disclosures included in its filings;

     2. PAR understands that Staff comments or PAR's changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to PAR's filings; and

     3. PAR understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 800-448-6505, extension 273, should you require additional information or have questions regarding this letter.



Very truly yours,

PAR Technology Corporation

By: /s/Ronald J. Casciano
    -------------------------------------
    Ronald J. Casciano, Vice President,
    Chief Financial Officer and Treasurer